July 11, 2011

VIA EDGAR

Angela McHale

Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pennsylvania Real Estate Investment Trust

Form 10-K for the year ended December 31, 2010

Form 10-Q for the quarter ended March 31, 2011

File No. 001-06300

Dear Ms. McHale:

Pennsylvania Real Estate Investment Trust (the “Company”) has considered carefully each of the comments in your letter dated July 7, 2011, and on behalf of the Company, I respectfully provide the Company’s responses to your comments below. For your convenience, the text of each comment is reproduced below before the applicable response.

Form 10-K for the Year Ended December 31, 2010

Item 2. Properties, page 30

1. We note your response to comment four of our letter dated May 16, 2011, as well as the “supplemental disclosure” to which you refer. In order to provide investors with a more thorough understanding of the leasing disclosures in your Form 10-K, please revise your disclosure in future Exchange Act periodic reports to provide a brief discussion of average rents, average tenant improvement costs, and rents on new and renewed leases.

Response:

In future Exchange Act periodic reports, the Company will provide disclosure regarding average rents, average tenant improvement costs, and rents on new and renewed leases.

Retail Lease Expiration Schedule – Non-Anchors, page 38

Retail Lease Expiration Schedule – Anchors, page 38

2. We note your response to comment six of our letter dated May 16, 2011. In future Exchange Act periodic reports, to the extent you have material lease expirations occurring over the next year, please include disclosure regarding the relationship of rents on expiring leases and current market rents (i.e., rather than future rental rate projections).

Response:

In future filings, to the extent that the Company has material lease expirations occurring over the next year, the Company will provide disclosure regarding the relationship of rents on expiring leases and current market rents.

Development and Redevelopment, page 44

3. We note your response to comment 12 of our letter dated May 16, 2011. To the extent lease termination fees have a material impact on the NOI calculation, please confirm that you will clarify in future Exchange Act periodic reports that lease termination fees have been included in NOI.

Response:

In future filings, to the extent lease termination fees have a material impact on the NOI calculation, the Company confirms that it will specify that lease termination fees have been included in NOI.

***

In connection with the responses to your comments set forth above, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions about any of the Company’s responses to your comments or require further explanation, please do not hesitate to contact Daniel Pliskin, Senior Corporate Counsel, at (215) 875-0790 or Jonathen Bell, the Company’s Chief Accounting Officer, at (215) 875-0426.

Sincerely,

/s/ Ronald Rubin
Ronald Rubin
Chairman and Chief Executive Officer

Cc:	Robert McCadden (PREIT)

Bruce Goldman, Esq. (PREIT)

Howard Blum, Esq. (Drinker Biddle & Reath LLP)

Robert Juelke, Esq. (Drinker Biddle & Reath LLP)

Charles O’Brien (KPMG LLP)

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